TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02042482

July 2, 2002

SUPPL

02 JUL 11 AM 12:16

Office of International
Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C., U.S.A., 20549

Attention: Filings/Listings

Dear Sirs:

Re: Annual Meeting of Shareholders - Exemption No. 82-4501

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: George A. Duguay

GAD/cd

Encl.

dlw 7/12

CDS INC. **Notice of Record & Meeting Dates** New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: T R I - V I S I O N I N T ' L L T D . / L T E E

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5	Telephone: 416-361-0737 Contact Name: George A. Duguay
Transfer Agent — FINS: T887 — Name Equity Transfer Services Inc.	Telephone: 416-361-0152
Address: 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 Suite 420	Contact Name: Lori Winchester

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual [ ] Special
[ ] General [ ] Extraordinary

Material Distribution Type
[X] Form C holders only
[ ] All holders

	yyyy	mm	dd
Record Date	2002	07	26
Meeting Date	2002	09	06
Material Mail Date	2002	08	02

Payment for Publication [x] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 97.91
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 97.91

CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
8 9 5 9 2 1 - 1 0 - 4	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer
[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay	[signature]	July 2, 2002
Title	Signature	Date

DOC166 (11/2001) front